UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Viridian Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

92790C 104

(CUSIP Number)

Ms. Erin O’Connor

Fairmount Funds Management LLC

200 Barr Harbor Drive, Suite 400

West Conshohocken, PA 19428

(267) 262-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

-with copy to-

Ryan A. Murr

Gibson, Dunn & Crutcher LLP

555 Mission Street, Suite 3000

San Francisco, CA 94105

October 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 92790C104

1	NAME OF REPORTING PERSON Fairmount Funds Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,764,393(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,764,393(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,764,393(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%(2)
14	TYPE OF REPORTING PERSON IA

(1)

The securities include (i) 1,369,623 shares of common stock, $0.01 par value (“Common Stock”), and (ii) 11,394,769.71 (rounded to 11,394,770 shares for purposes of reporting in this Schedule 13D) shares of Common Stock issuable upon conversion of 133,191 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) and 37,722 shares of Series B Non-Voting Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”), the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock in excess of the beneficial ownership limitation.

(2)

Based on 52,459,179 shares of Common Stock outstanding, consisting of 43,670,157 shares of Common Stock outstanding as of August 7, 2023 plus 8,789,022 shares of Common Stock sold in the Private Placement (as defined below).

CUSIP No. 92790C104

1	NAME OF REPORTING PERSON Fairmount Healthcare Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,472,532(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,472,532(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,472,532(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.73%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The securities include (a) 5,859 shares of Common Stock, and (b) 1,466,673.33 (rounded to 1,466,673 shares for purposes of reporting in this Schedule 13D) shares of Common Stock issuable upon conversion of 21,999 shares of Series A Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock.

(2)

Based on 52,459,179 shares of Common Stock outstanding, consisting of 43,670,157 shares of Common Stock outstanding as of August 7, 2023 plus 8,789,022 shares of Common Stock sold in the Private Placement (as defined below).

CUSIP No. 92790C104

1	NAME OF REPORTING PERSON Fairmount Healthcare Fund II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,007,963 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,007,963 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,007,963 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.03%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The securities include (a) 1,363,764 shares of Common Stock, and (b) 10,644,198.85 (rounded to 10,644,199 shares for purposes of reporting in this Schedule 13D) shares of Common Stock issuable upon conversion of 111,192 shares of Series A Preferred Stock and 48,463 shares of Series B Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock.

(2)

Based on 52,459,179 shares of Common Stock outstanding, consisting of 43,670,157 shares of Common Stock outstanding as of August 7, 2023 plus 8,789,022 shares of Common Stock sold in the Private Placement (as defined below).

CUSIP No. 92790C104

Item 1.	Security and Issuer

This Amendment No. 3 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 5, 2021, Amendment No. 1 filed on September 23, 2021 and Amendment No. 2 filed on August 19, 2022 (as amended, the “Statement” or the “Schedule 13D”) by the Reporting Persons with respect to the common stock, $0.01 par value (“Common Stock”), of Viridian Therapeutics, Inc. (the “Company”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged. The address of the principal executive offices of the Company is 221 Crescent Street, Suite 401, Waltham, MA 02453.

Item 2.	Identity and Background

(a)

This Schedule 13D is being filed jointly by (1) Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission (“SEC”) registered investment adviser under the Investment Advisers Act of 1940 (“Fairmount Funds Management”); (2) Fairmount Healthcare Fund GP LLC, a Delaware limited liability company (“Fairmount GP”); and (3) Fairmount Healthcare Fund II GP LLC, a Delaware limited liability company (“Fairmount GP II,” and together with Fairmount Funds Management and Fairmount GP, the “Reporting Persons”).

Fairmount Funds Management serves as investment manager for Fairmount Healthcare Fund LP (“Fund I”) and Fairmount Healthcare Fund II LP (“Fund II”) and may be deemed a beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”) of any securities of the Company held by Fund I and Fund II. Fund I and Fund II have delegated to Fairmount Funds Management the sole power to vote and the sole power to dispose of all securities held in Fund I’s and Fund II’s portfolio, including the shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock reported herein. Because Fund I and Fund II have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days’ notice, Fund I and Fund II disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. The general partner of Fairmount Funds Management is Fairmount GP. Fairmount Funds Management and Fairmount GP disclaim beneficial ownership of the securities reported in this Amendment No. 3 other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Amendment No. 3 shall not be deemed an admission that any of Fairmount Funds Management or Fairmount GP is the beneficial owner of such securities for any other purpose.

(b)	The principal business address of each of the Reporting Persons is 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.

(c)

The principal business of Fairmount Funds Management is to provide discretionary investment management services to qualified investors through its private pooled investment vehicles, Fund I and Fund II (collectively, the “Clients”). Fairmount GP serves as the general partner to Fund I. Fairmount GP II serves as the general partner to Fund II. Fairmount Funds Management has voting and dispositive power over the shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock held by the Clients, which is deemed shared with Fairmount GP and Fairmount GP II. The Clients do not have the right to acquire voting or dispositive power over the Common Stock, Series A Preferred Stock or Series B Preferred Stock within sixty days.

(d)-(e)

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.

(f)	Fairmount Funds Management, Fairmount GP, and Fairmount GP II are each a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented as follows:

In aggregate, the Reporting Persons have voting and dispositive power over 12,764,393 shares of Common Stock of the Company, which is comprised of (a) 1,369,623 shares of Common Stock, and (b) 11,394,769.71 (rounded to 11,394,770 shares for purposes of reporting in this Schedule 13D) shares of Common Stock issuable upon conversion of 133,191 shares of Series A Preferred Stock and 37,722 shares of Series B Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock in excess of the beneficial ownership limitation. On October 30, 2023 the Reporting Persons purchased a total of 48,463 shares of Series B Preferred Stock from the Company for an aggregate of $40,000,129.24 in a private placement transaction (the “Private Placement”). The shares were purchased with working capital. Fairmount Funds Management, Fairmount GP and Fairmount GP II do not own any shares of Common Stock, Series A Preferred Stock or Series B Preferred Stock directly but are deemed to beneficially own the shares Common Stock, Series A Preferred Stock and Series B Preferred Stock held by the Clients. Fairmount Funds Management, Fairmount GP and Fairmount GP II disclaim beneficial ownership of such shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock except to the extent of their pecuniary interest therein.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

The Reporting Persons purchased the shares of Series B Preferred Stock referenced in Item 3 for investment purposes.

Registration Rights Agreement

On October 30, 2023, the Company and the purchasers in the Private Placement, including Fund II (the “Purchasers”), entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Company agreed to provide for the registration and resale of the shares of Common Stock and shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock that were purchased by the Purchasers in the Private Placement. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based upon 52,459,179 shares of Common Stock outstanding, consisting of 43,670,157 shares of Common Stock outstanding as of August 7, 2023 plus 8,789,022 shares of Common Stock sold in the Private Placement. The Reporting Persons’ securities include (a) 1,369,623 shares of Common Stock and (b) 11,394,769.71 (rounded to 11,394,770 shares for purposes of reporting in this Schedule 13D) shares of Common Stock issuable upon conversion of 133,191 shares of Series A Preferred Stock and 37,722 shares of Series B Preferred Stock, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding Common Stock. The securities exclude shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock in excess of the beneficial ownership limitation.

Fairmount Funds Management is the investment manager or adviser to the Clients and has voting and dispositive power over shares of Common Stock held on behalf of the Clients. Fairmount GP serves as the general partner to Fund I, and Fairmount GP II serves as the general partner to Fund II, and are deemed to share voting and dispositive power over shares of Common Stock held on behalf of the Clients in their capacity as general partners.

The following table lists the Reporting Persons’ transaction in Series B Preferred Stock that was effected in the sixty days prior to the filing of this Amendment No. 3:

Transaction	Purchaser	Date	Number of Shares	Price Per Share
Purchase	Fund II	October 30, 2023	48,463	$825.3746

The Reporting Persons did not effect any transactions in shares of Common Stock or Series A Preferred Stock in the sixty days prior to the filing of this Amendment No. 3.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 of the Reporting Persons’ Schedule 13D filed with the SEC on January 5, 2021).

99.2	Registration Rights Agreement, dated October 30, 2023, by and between the Company and the Purchasers signatory thereto (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K filed with the SEC on October 30, 2023).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement as of November 3, 2023.

FAIRMOUNT FUNDS MANAGEMENT LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE FUND GP LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member

FAIRMOUNT HEALTHCARE FUND II GP LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
	Peter Harwin	Tomas Kiselak
	Managing Member	Managing Member